UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.

AMERICAN CENTURY ETF TRUST

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NOTIFICATION OF ELECTION
The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit five of its series, Avantis Emerging Markets Equity Fund, Avantis International Equity Fund, Avantis International Small Cap Value Fund, Avantis U.S. Equity Fund, and Avantis U.S. Small Cap Value Fund, to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Kansas City and the State of Missouri on the 27th day of November 2019.

AMERICAN CENTURY ETF TRUST
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(Name of Registrant)

By: /s/ Ashley Bergus
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Ashley Bergus

Assistant Secretary
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(Title)

Attest: /s/ Giles M. Walsh
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(Name)

Assistant Secretary
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(Title)